Exhibit 99.1

December 21, 2017

wipro

The Manager – Listing
BSE Limited
(BSE: 507685)

The Manager – Listing
National Stock Exchange of India Limited
(NSE: WIPRO)

The Market Operations,
NYSE, New York
(NYSE: WIT)

Dear Sirs,

Subject: Completion of extinguishment/destruction of a total of 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares of Wipro Limited (the "Company")

Pursuant to the Public Announcement dated August 31, 2017 (the "**Public Announcement**") and the Letter of Offer dated November 17, 2017 (the "**Letter of Offer**"), the Tendering Period for the Buyback opened on November 29, 2017 and closed on December 13, 2017. In accordance with the provisions of Regulation 19(4) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the "**Buyback Regulations**"), the following are the details of the Equity Shares bought back by the Company during the Tendering Period and destroyed:

Equity share capital before the said extinguishment (Number of Equity Shares)	Number of Equity Shares extinguished/destroyed	Equity share capital after the said extinguishment (Number of Equity Shares)
4,86,66,90,771	34,37,50,000	4,52,29,40,771

The terms used but not defined in this letter shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

We also enclose a certified true copy of the certificate relating to the above extinguishment/destruction of 34,37,50,000 Equity Shares, in accordance with the provisions of Regulation 12(4) of the Buyback Regulations.

The number of Equity Shares bought back and the post-Buyback shareholding pattern were disclosed in the Post Buyback Public Announcement published and submitted for your records on December 20, 2017 and have been reproduced in Annexure A for ease of reference.

Yours faithfully,

For Wipro Limited

WIPRO LIMITED wipro BENGALURU 560035

Vinay M A
Senior Manager- Corporate Secretarial & Compliance

ENCL: as above

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

wipro

Annexure A

The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback	
	Number of Shares	% to pre Buyback Equity Share capital	Number of Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	3,56,12,01,214	73.18%	3,36,19,97,805	74.33%
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	62,78,09,976	12.90%	1,16,09,42,966	25.67%
Financial Institutions/Banks, NBFCs & Mutual Funds	27,95,27,330	5.74%		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	39,81,52,251	8.18%		
Total	**4,86,66,90,771**	**100.00%**	**4,52,29,40,771**	**100.00%**

For Wipro Limited

Authorized Signatory

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

wipro

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY WIPRO LIMITED (the "**Company**")

The certificate is being issued pursuant to requirements of Regulation 12 of Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, as amended

Pursuant to the Public Announcement dated August 31, 2017 and the Letter of Offer dated November 17, 2017 the tendering period for the Buyback Offer opened on November 29, 2017 and closed on December 13, 2017 (the "**Tendering Period**"). The following are the details of the Equity Shares bought back by the Company during the said tendering period and destroyed.

A. The details of the equity shares extinguished in dematerialised form are as under:

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
JM Financial Services Limited-IN302927	10288238	December 19, 2017	341,527,869

B. The details of the equity shares extinguished in physical form are as under:

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Equity Shares	No. of Equity Shares Extinguished
1.	WPL950146	747846	701029989-701030276	288
2.	WPL005976	747848	690428314-691070137	6,41,824
3.	WPL005976	747850	4887744770-4888386595	6,41,826
4.	WPL000122	747852	4076087-4396999	3,20,913
5.	WPL000122	747854	4886319206-4886640118	3,20,913
6.	WPL001012	747856	1394204641-1394425165	2,20,525
7.	WPL000614	747858	1395705027-1395711160	6,134
8.	WPL003501	747860	1395125341-1395132751	7,411
9.	WPL057177	747862	4843550891-4843551075	185

Certified true copy

For Wipro Limited

Authorized Signatory

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Equity Shares	No. of Equity Shares Extinguished
10.	WPL000969	747864	8795191-8796768	1,578
11.	WPL002830	747866	4890874048-4890886263	12,216
12.	WPL003482	747868	682301981-682308661	6,681
13.	WPL002827	747870	681783091 – 681783476	386
14.	WPL003456	747872	681786091 – 681786476	386
15.	WPL005936	747874	682192621 – 682197094	4,474
16.	WPL001322	747876	682505681 – 682516205	10,525
17.	WPL000131	747878	682090121 – 682093852	3,732
18.	WPL000858	747880	682386881 – 682395015	8,135
19.	WPL000874	300131	14716296-14717507	1,212
20.	WPL003595	300126	14641286-14654072	12,787

C. The total equity shares extinguished/destroyed in dematerialised and physical form are as under

Total Number of Equity Shares Extinguished/ Destroyed (A + B)	34,37,50,000

Certified true copy

For Wipro Limited

Authorized Signatory

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

wipro

This is to certify that the above equity shares of the Company, being in demat form and physical form were extinguished in compliance with the provisions of Regulations 12 of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 as amended. This is for your information and records.

For Wipro Limited **Name:** Azim H Premji **Designation:** Chairman and Managing Director **Place:** Bengaluru	**For Wipro Limited** **Name:** Rishad A Premji **Designation:** Executive Director and Chief Strategy Officer **Place:** Bengaluru
For Deloitte Haskins & Sells LLP **Chartered Accountants** **Firm Registration No:** 117366W/W-100018 **Name:** Vikas Bagaria **Designation:** Partner **Membership No:** 60408 **Place:** Bengaluru	**For Karvy Computershare Private Limited** **Registrar to the Buyback** KARVY COMPUTERSHARE PVT LTD K.S. Sharma **Name:** Kulashekara Sharma **Designation:** **Place:** Bengaluru

Date : December 20, 2017

Enclosed: Confirmation from National Securities Depository Limited for extinguishment of Equity Shares in dematerialized form.

CC:
JM Financial Institutional Securities Limited, 7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India.

Certified true copy

For Wipro Limited

Authorized Signatory

Registered Office:
Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

National Securities Depository Limited i 1NSDL Technology, Trusts fleach Ref: II/CA/COM/57122/2017 December 20, 2017 Mr. Sanaulla Khan Mohammed Company Secretary Wipro Limited Doddakannelli Sarjapur Road Bangalore—560035 Sub : Buy-back (tender offer) Dear Sir, As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited , Equity Shares were credited/debited to the accounts) in the NSDL system, details of which are given below ; ISIN ISIN Description D/C Records Quantity Execution Date INE075A01022 WIPRO LIMITED EQ F.V. KS. 2 Debit 1 341,527,869.000 19/Dec/2017 You may contact your R&T Agent/ Registry Division for further details in this regard.
Yours faithfully, [Certified true copy] Nitin Ambure Viprc Limftsd Vice President Authorized Signatory
Digitally Signed By Name: NITIN K AMBURE Date:20/12/2017 13:04:54 Reason: Authentication Location: NSDL,Mumbai â–
4* Boor, ‘A’ Wing, Trade Wot id. Karate Mis Compound, Scnapati Bapat Mar g. Lower Parel, Mumbai—400 013, India
Tet.: 91-22-2499 42001 Fax: 91 -22-2497 6351 ) CIN-U74120MH2O12PLC230380 I Emal: irtio@ns<jl.co.in I Web: wwvf.nsimin